Writer's Direct Dial: +44 207 614 2380
E-Mail: pboury@cgsh.com

September 27, 2012

BY EDGAR Ms. Suzanne Hayes Assistant Director Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 United States

Re:	Comment Letter—Santander UK plc (“Santander UK”) Annual Report on Form 20-F for 2011

Dear Ms. Hayes:

We appreciated the opportunity to speak with you today in connection with the comment letter that was received on September 26, 2012 relating to Santander UK’s Annual Report for 2011.  As discussed, Santander UK intends to respond to the comments on or before October 26, 2012.

Ms. Suzanne Hayes p. 2

Please do not hesitate to contact us if you have any questions or if we can be of assistance at this time.  You can reach me at my number above, or my colleagues Sarah Lewis at +44 20 7614 2376 or Ken Blazejewski at +44 20 7614 2286.

Yours sincerely, /s/ Pierre-Marie Boury Pierre-Marie Boury

cc:
Mr. Eric Envall, Securities and Exchange Commission
Mr. Staci Shannon, Securities and Exchange Commission
Ms. Rebekah Lindsey, Securities and Exchange Commission
Mr. David Green, Santander UK plc
Mr. Julian Curtis, Santandar UK plc
Ms. Sarah E. Lewis, Cleary Gottlieb Steen & Hamilton LLP
Mr. Kenneth S. Blazejewski, Cleary Gottlieb Steen & Hamilton LLP